Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

January 23, 2008

Ms. Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549-7010

Mail Stop 7010

Re:

Reddi Brake Supply Corporation

Preliminary Information Statement filed on Schedule 14C

Filed January 3, 2008

File No. 0-19620

Dear Ms. Parker:

This letter sets forth the responses of Reddi Brake Supply Corporation, a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2008 concerning the Company’s Preliminary Information Statement filed on Schedule 14C (File No. 0-19620) filed with the Commission on January 3, 2008 (the “Preliminary Information Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed an amended Preliminary Information Statement including our responses to your comment and additional items consented to by a majority of the shareholders of the Company (the “Amended Preliminary Information Statement”).

General

1.

We refer you to the Form 8-K filed on October 19 and Form 10-Q for the quarter ended September 30, 2007 in which you disclose that Hidden Splendor Resources, Inc. has filed a petition for Chapter 11 protection.  Please clarify in your disclosure the impact, if any, on the operations and business of Reddi Brake Supply Corporation stemming from this proceeding.

We have included the following disclosure the Amended Preliminary Information Statement on page 4:

“Risk Associated with the Name Change

We are changing our name because the Company has decided to focus on the business of Hidden Splendor.  However, Hidden Splendor filed for reorganization under Chapter 11 of the Bankruptcy Code on October 15, 2007 and we are therefore subject to the risks and uncertainties associated with Chapter 11 proceedings. For the duration of our Chapter 11 proceedings, our operations are subject to the risks and uncertainties associated with bankruptcy. Risks and uncertainties associated with our Chapter 11 proceedings include, but may not be limited to, the following:

•

our ability to prosecute, confirm and consummate a plan of organization;

•

the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans;

•

our ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted from time to time;

•

our ability to obtain and maintain normal terms with vendors and service providers;

•

our ability to maintain contracts that are critical to our operations; and

•

risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for us to confirm our proposed Plan, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases.

These risks and uncertainties could affect our business and operations in various ways. For example, negative events or publicity associated with our Chapter 11 proceedings could adversely affect our sales of coal and the relationship with our customers, as well as with vendors and employees, which in turn could adversely affect our operations and financial condition, particularly if the Chapter 11 proceedings are unexpectedly protracted. Also, transactions outside the ordinary course of business are subject to the prior approval of the Bankruptcy Court, which may limit our ability to respond timely to certain events or take advantage of certain opportunities.

Because of the risks and uncertainties associated with our Chapter 11 proceedings, the ultimate impact that events that occur during these proceedings will have on our business, financial condition and results of operations cannot be accurately predicted or quantified.”

If you have any questions or comments, please do not hesitate to contact Sondra Jurica or Thomas Pritchard at (713) 209-2950.

Very truly yours,

BREWER & PRITCHARD, P.C.

/s/Brewer & Pritchard

CC:

Alex Walker III

Reddi Brake Supply Corporation